MOD TECH LABS

Hi ,

WE WANT YOU TO JOIN US!

It has been a wild year and a half, but the world doesn't stop. Your passion, creativity, and innovative thinking is why you are part of our circle. These are the kind of people we want to join us as investors through Wefunder.

Wefunder lets our friends, family, customers and community members to become stakeholders in our company - for as little as $100. Our goal with this private launch is
to reach $100k by August 5th. Plus, you get a better deal for being an early investor.

Go to Wefunder


MOD TECH LABS
A creative team in your pocket.
7450 DOWNLOADS OF 3D CAPTURE APP ON IOS AND ANDROID
350000 ASSETS TOTAL PROCESSED
MOD
Scan
3D
Enhance
View
SPUTNIK ATX
DRAPER UNIVERSITY
MASSCHALLENGE
intel Software INNOVATOR
NVIDIA INCEPTION PROGRAM
Consumer Technology Association Member
Forbes NEXT 1000

Using our superpowers from nearly 20 years in games, movies, and XR we harnessed the the power of automated AI to build MOD. A one-stop platform to turn images into 3D digital media for any device. Capture photos and videos with any camera or the MOD 3D Scanner app then enhance images, cleanup, and optimize in the cloud.

If you want to chat more, I'm more than happy to do so- shoot me an email! Feel free to share if you any other geeks that may want in on the action.

Let's talk soon,
Alex

P.S.. If you're not interested, please let me know. I promise I won't take offense and will leave you off of any email updates as our campaign progresses. I still love you.

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Sent to: d@train3d.co

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Mod Tech Labs, 301 Congress Avenue , Austin, TX, United States

--
Daniel Schechter
Simulatorr Inc.
m: 310.980.8408

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